Exhibit 16.1

KPMG LLP
Suite 1000
620 S. Tryon Street
Charlotte, North Carolina 28202-1842

March 21, 2023

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Sonic Automotive, Inc. and, under the date of February 17, 2023, we reported on the consolidated financial statements of Sonic Automotive, Inc. as of and for the years ended December 31, 2022 and 2021. On March 17, 2023, we were dismissed.

We have read Sonic Automotive, Inc.’s statements included under Item 4.01 of its Form 8-K dated March 21, 2023, and we agree with such statements, except we are not in a position to agree or disagree with Sonic Automotive, Inc.’s statement that the Audit Committee approved the dismissal of KPMG LLP as the Company’s independent registered public accounting firm and the statements in Item 4.01(b).

Very truly yours,

/s/ KPMG LLP